Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Harleysville National Corporation
Commission File No. 0-15237
September 2009
Dear Valued Customer,
First Niagara recently announced plans to acquire Harleysville National Corporation, with $5.6 billion in assets and 83 branches in Southeastern Pennsylvania and the Lehigh Valley. We look forward to our move into the communities served by Harleysville and to providing you with the same level of personal service that you have come to expect.
In the months ahead, we will work closely with our new colleagues to ensure a smooth integration, which is scheduled for completion during the first quarter of 2010. Meanwhile, it’s business as usual. You can continue to conduct your banking as you do today, working with the same Harleysville employees that have been serving you so capably. We are particularly pleased to maintain all Harleysville National and East Penn branches, as well as the company’s growing commercial banking and wealth-management businesses.
Headquartered in Buffalo, N.Y., First Niagara is a strong, thriving, well-capitalized and profitable bank. With 170 full-service branch offices in Upstate New York and Western Pennsylvania, we provide financial services to consumers and businesses, with roots as a successful financial institution that go back to our founding almost 140 years ago.
We are confident that our proven business model will be equally successful in Southeastern Pennsylvania and the Lehigh Valley. We are eager to earn your trust and will work hard to exceed your expectations.
Throughout the coming months, we will keep you updated and provide detailed information about the transition to First Niagara. We value your relationship and look forward to providing you with innovative financial services and solutions that enable your success.
For more information, I invite you to visit www.fnfg.com.
Sincerely,

John R. Koelmel
President and CEO
First Niagara
First Niagara will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (the “SEC”). Shareholders are urged to read the registration statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about First Niagara and Harleysville National Corporation, at the SEC’s Internet site
P.O. Box 514 • Lockport, NY 14095-0514

(http://www.sec.gov). Copies of the proxy statement/prospectus to be filed by First Niagara also can be obtained, when available and without charge, by directing a request to First Niagara Financial Group, Inc., Attention: Anthony M. Alessi, Investor Relations, 6950 South Transit Road, P.O. Box 514, Lockport, New York, 14095-0514, (716) 625-7692, or to Harleysville National Corporation, Attention: Liz Chemnitz, 483 Main Street, P.O. Box 195, Harleysville, PA 19438, (888) 462-2100.
Harleysville National Corporation, First Niagara and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Harleysville National Corporation in connection with the acquisition. Information about the directors and executive officers of Harleysville National Corporation and their ownership of Harleysville National Corporations common stock is set forth in Harleysville National Corporations’ most recent proxy statement as filed with the SEC, which is available at the SEC’s Internet site (http://www.sec.gov) and at Harleysville National Corporations’ address in the preceding paragraph. Information about the directors and executive officers of First Niagara is set forth in First Niagara’s most recent proxy statement filed with the SEC and available at the SEC’s Internet site and from First Niagara at the address set forth in the preceding paragraph. Additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.
First Niagara Bank is a Member of the FDIC and an Equal Opportunity Lender. Insurance products offered through subsidiaries of First Niagara Bank and non-affiliated third parties are not deposits, not insured by the FDIC, not insured by any Federal government agency, not guaranteed by First Niagara Bank and may go down in value.
Proposed transaction is subject to regulatory approval.
P.O. Box 514 • Lockport, NY 14095-0514